

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 28, 2009

By Facsimile and U.S. Mail

Mr. Louis Fox
Chief Financial Officer
Power Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

> **Re:** **Power Save Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2008**
> **Filed October 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 13, 2009**
> **Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009**
> **Filed October 20, 2009**
> **File No. 0-30215**

Dear Mr. Fox:

We have reviewed your supplemental response letter dated October 14, 2009 as well as your filings and have the following comments. As noted in our comment letter dated September 16, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. As we previously requested in the closing of our letter dated September 16, 2009, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do

not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Disclosure Controls and Procedures

2.   In light of filing the amendments to your December 31, 2008 Form 10-K and June 30, 2009 Form 10-Q, we are unclear as to how you reasonably concluded your disclosure controls and procedures and internal controls over financial reporting were effective as of the end of the respective reporting periods. If you continue to believe your controls to be effective, please explain to us the reasonable basis behind your conclusions or revise.

Form 10-Q/A1 for the Quarterly Period Ended June 30, 2009

Management's Discuss and Analysis of Financial and Results of Operations, page 12

3.   We note your response to comment 19 of our letter dated September 16, 2009. Please include a discussion of your operating results for all periods in which you have provided a statement of operations. For example, you should provide operating result discussions covering both the three month and six month periods ended June 30, 2008 and 2009. Reference is made to Item 303 of Regulation S-K.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,
/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief